Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,
	2006	2005
	(000’s)	(000’s)
Earnings:
Loss from continuing operations	$(8,356)	$(4,793)
Additions:
Income taxes (recovery)	(1,711)	(1,676)
Minority interest in earnings of consolidated subsidiaries	9,965	14,374
Fixed charges, as shown below	12,151	8,574
Distributions received from equity-method investees	499	1,381
	20,904	22,653
Subtractions:
Equity in income of investees	630	624
Minority interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—
	630	624
Earnings as adjusted	11,918	17,236
Fixed charges:
Interest on indebtedness, expensed or capitalized	6,536	4,015
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	1,598	911
Interest within rent expense	4,017	3,648
Total fixed charges	$12,151	$8,574
Ratio of earnings to fixed charges	N/A	2.01
Dollar amount deficiency	$233	$ N/A